 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 15, 2025
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on January 15, 2025, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the fourth tranche of the 2024 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the fourth tranche of the 2024 programme was announced: 24 October 2024. The duration of the fourth tranche of the 2024 programme: 25 October 2024 to no later than 31 January 2025.

Further information on the tranche can be found in the stock market announcement on its commencement dated 24 October 2024, available here: https://newsweb.oslobors.no/message/630240

From 13 January until 14 January 2025, Equinor ASA has purchased a total of 689,000 own shares at an average price of NOK 295.7596 per share.

The fourth and final tranche of the 2024 share buy-back programme for Equinor ASA has now been completed.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
13 January	OSE	400,000	296.0314	118,412,560.00
	CEUX
	TQEX

14 January	OSE	289,000	295.3833	85,365,773.70
	CEUX
	TQEX

Total for the period	OSE	689,000	295.7596	203,778,333.70
	CEUX
	TQEX

Previously disclosed buy-backs under the fourth tranche of the 2024 programme	OSE	21,335,212	267.1119	5,698,889,150.62
	CEUX
	TQEX
	Total	21,335,212	267.1119	5,698,889,150.62

Total buy-backs under fourth tranche of the 2024 programme (accumulated)	OSE	22,024,212	268.0081	5,902,667,484.32
	CEUX
	TQEX
	Total	22,024,212	268.0081	5,902,667,484.32

Following the completion of the above transactions, Equinor ASA owns a total of 70,143,866 own shares, corresponding to 2.51% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 61,156,027 own shares, corresponding to 2.19% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
An overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: January 15, 2025	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer